Filed pursuant to Rule 424(b)(5)
Registration No. 333-229494 and 333-229494-01

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee (1)
Senior Capped Buffered Notes due October 7, 2020 Linked to the S&P 500® Index	$15,085,000	$1,958.04

(1)	Calculated pursuant to Rule 457(r) under the Securities Act of 1933, as amended.

PRICING SUPPLEMENT

(to Product Supplement no. 1, dated August 6, 2019,

Prospectus Supplement dated February 1,

2019 and Prospectus dated February 1, 2019)

$15,085,000

Jefferies Group LLC

Senior Capped Buffered Notes due October 7, 2020

Linked to the S&P 500® Index

The Senior Capped Buffered Notes due October 7, 2020 Linked to the S&P 500® Index (the “Notes”) are joint and several, senior unsecured obligations of Jefferies Group LLC and Jefferies Group Capital Finance Inc., its wholly-owned subsidiary. The Notes will pay no interest, provide for a Minimum Payment at Maturity of only 10% of the Stated Principal Amount and have the terms described in the accompanying product supplement, prospectus supplement and prospectus, as supplemented or modified by this pricing supplement. At maturity, if the Underlying has appreciated in value, investors will receive the Stated Principal Amount of their investment plus the upside performance of the Underlying, subject to the Maximum Payment at Maturity. If the Underlying has depreciated in value, but the Underlying has not declined below the Buffer Value, investors will receive the Stated Principal Amount. However, if the Underlying has declined below the Buffer Value, investors will lose 1% of the Stated Principal Amount for every 1% decline (as compared to the Initial Value) in the Final Value below the Buffer Value, subject to the Minimum Payment at Maturity. Investors may lose up to 90% of the Stated Principal Amount of the Notes. The Notes are issued as part of our Series A Global Medium-Term Notes program.

All payments are subject to our credit risk. If we default on our obligations, you could lose some or a significant portion of your investment. These Notes are not secured obligations and you will not have any security interest in, or otherwise have any access to, any Underlying or the securities represented by any Underlying.

SUMMARY OF TERMS

Issuers:	Jefferies Group LLC and Jefferies Group Capital Finance Inc., its wholly owned subsidiary.

Title of the Notes:	Senior Capped Buffered Notes due October 7, 2020 Linked to the S&P 500® Index

Aggregate Principal Amount:	$15,085,000. We may increase the Aggregate Principal Amount prior to the Original Issue Date but are not required to do so.

Issue Price:	$1,000 per Note

Stated Principal Amount	$1,000 per Note

Pricing Date:	October 1, 2019

Original Issue Date:	October 4, 2019 (3 Business Days after the Pricing Date)

Valuation Date:	October 2, 2020, subject to postponement as described in the accompanying product supplement.

Maturity Date:	October 7, 2020, which may be postponed if the Valuation Date is postponed as described in the accompanying product supplement.

Underlying:	The S&P 500® Index. Please see “The Underlying” below.

Payment at Maturity:	If the Final Value is greater than the Initial Value, you will receive for each Note that you hold a Payment at Maturity equal to: Stated Principal Amount × (1+ Participation Rate × Underlying Return), subject to the Maximum Payment at Maturity.

If the Final Value is less than or equal to the Initial Value but greater than or equal to the Buffer Value, you will receive for each Note that you hold a Payment at Maturity that is equal to the Stated Principal Amount

If the Final Value is less than the Buffer Value, you will receive for each Note that you hold a Payment at Maturity that is less than the Stated Principal Amount of each Note that will equal:

Stated Principal Amount × (1+ (Underlying Return + Buffer Amount)), subject to the Minimum Payment at Maturity.

In this scenario the Payment at Maturity will be less than the Stated Principal Amount you could lose a significant portion of your investment.

Participation Rate:	100%

Underlying Return:

Initial Value:	2,940.25.

Final Value:	The Index Closing Value of the Underlying on the Valuation Date.

Buffer Value:	2,646.23 (90% of the Initial Value, rounded to two decimal places)

Buffer Amount:	10%

Minimum Payment at Maturity:	$100.00 per Note (10.00% of the Stated Principal Amount)

Maximum Payment at Maturity:	$1,130 per Note (113.00% of the Stated Principal Amount)

Redemption:	Not applicable

Specified Currency:	U.S. dollars

CUSIP/ISIN:	47233JCF3 / US47233JCF30

Book-entry or Certificated Note:	Book-entry

Business Day	New York

Agent:	Jefferies LLC, a wholly-owned subsidiary of Jefferies Group LLC and an affiliate of Jefferies Group Capital Finance Inc. We have been informed that all of the Notes are being offered to Gradient Investments, LLC. See “Supplemental Plan of Distribution.”

Calculation Agent:	Jefferies Financial Products LLC, a wholly owned subsidiary of Jefferies Group LLC and an affiliate of Jefferies Group Capital Finance Inc.

Trustee:	The Bank of New York Mellon

Estimated value on the Pricing Date:	$997.00 per Note.

Use of Proceeds:	General corporate purposes

Listing:	None

Conflict of Interest:	Jefferies LLC, the broker-dealer subsidiary of Jefferies Group LLC, is a member of FINRA and will participate in the distribution of the notes being offered hereby. Accordingly, the offering is subject to the provisions of FINRA Rule 5121 relating to conflicts of interest and will be conducted in accordance with the requirements of Rule 5121. See “Conflict of Interest.”

The Notes will be our senior unsecured obligations and will rank equally with our other senior unsecured indebtedness.

Investing in the Notes involves risks that are described in the “Risk Factors” section beginning on page PS-5 of this pricing supplement.

	PER NOTE	TOTAL
Public Offering Price	100.00%	$15,085,000.00
Underwriting Discounts and Commissions	0.15%	$22,627.50
Proceeds to Jefferies Group LLC (Before Expenses)	99.85%	$15,062,372.50

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this pricing supplement or the accompanying product supplement, prospectus or prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

As used in this pricing supplement, “we,” “us” and “our” refer to Jefferies Group LLC and Jefferies Group Capital Finance Inc. collectively, unless the context requires otherwise.

We will deliver the Notes in book-entry form only through The Depository Trust Company on or about October 4, 2019 against payment in immediately available funds.

Jefferies

Pricing supplement dated October 1, 2019.

You should read this pricing supplement together with the related product supplement, prospectus and prospectus supplement,

each of which can be accessed via the hyperlinks below, before you decide to invest.

Product Supplement no. 1 dated August 6, 2019	Prospectus supplement dated February 1, 2019	Prospectus dated February 1, 2019

You should rely only on the information contained in or incorporated by reference in this pricing supplement and the accompanying product supplement, prospectus and prospectus supplement. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in this pricing supplement or the accompanying product supplement, prospectus or prospectus supplement is accurate as of any date later than the date on the front of this pricing supplement.

PS-i

SPECIAL NOTE ON FORWARD-LOOKING STATEMENTS

This pricing supplement and the accompanying product supplement, prospectus and prospectus supplement contain or incorporate by reference “forward-looking statements” within the meaning of the safe harbor provisions of Section 27A of the Securities Act of 1933 (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements are not statements of historical fact and represent only our belief as of the date such statements are made. There are a variety of factors, many of which are beyond our control, which affect our operations, performance, business strategy and results and could cause actual reported results and performance to differ materially from the performance and expectations expressed in these forward-looking statements. These factors include, but are not limited to, financial market volatility, actions and initiatives by current and future competitors, general economic conditions, controls and procedures relating to the close of the quarter, the effects of current, pending and future legislation or rulemaking by regulatory or self-regulatory bodies, regulatory actions, and the other risks and uncertainties that are outlined in our Annual Report on Form 10-K for the fiscal year ended November 30, 2018 filed with the U.S. Securities and Exchange Commission, or the SEC, on January 29, 2019 (the “Annual Report on Form 10-K”) and in our Quarterly Reports on Form 10-Q for the quarterly periods ended February 28, 2019 and May 31, 2019 filed with the SEC on April 9, 2019 and July 10, 2019, respectively). You are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date they are made. We do not undertake to update forward-looking statements to reflect the impact of circumstances or events that arise after the date of the forward-looking statements.

PS-ii

RECENT DEVELOPMENTS

On September 26, 2019 Jefferies Group LLC announced its financial results for its fiscal third quarter of 2019:

Highlights for the three months ended August 31, 2019:

∎	Total Net Revenues of $777 million

∎	Investment Banking Net Revenues of $403 million

∎	Total Equities and Fixed Income Net Revenues of $342 million

∎	Asset Management Revenues (before Allocated net interest) of $29 million

∎	Earnings Before Income Taxes of $83 million

∎	Net Earnings of $65 million (reflects a 22.0% effective tax rate)

Highlights for the nine months ended August 31, 2019:

∎	Total Net Revenues of $2,365 million

∎	Investment Banking Net Revenues of $1,129 million, below normal due to the impact of market conditions in December and the shutdown of the U.S. Government in December and January

∎	Total Equities and Fixed Income Net Revenues of $1,092 million

∎	Asset Management Revenues (before Allocated net interest) of $121 million

∎	Earnings Before Income Taxes of $300 million

∎	Net Earnings of $221 million (reflects a 26.5% effective tax rate)

Amounts herein pertaining to August 31, 2019 represent a preliminary estimate as of the date of the earnings release and may be revised in our Quarterly Report on Form 10-Q for the quarter ended August 31, 2019.

The above preliminary financial data included in this pricing supplement has been prepared by and is the responsibility of Jefferies’ management. Deloitte & Touche LLP, Jefferies’ independent public accountant, has not audited, reviewed, compiled or performed any procedures with respect to the accompanying preliminary financial data. Accordingly, Deloitte & Touche LLP does not express an opinion or any other form of assurance with respect thereto.

THE NOTES

The Notes are joint and several, senior unsecured obligations of Jefferies Group LLC and Jefferies Group Capital Finance Inc., its wholly-owned subsidiary. The Aggregate Principal Amount of the Notes is $15,085,000. The Notes will mature on October 7, 2020. The Notes will pay no interest, provide for a Minimum Payment at Maturity of only 10% of the Stated Principal Amount and have the terms described in the accompanying product supplement, prospectus supplement and prospectus, as supplemented or modified by this pricing supplement. At maturity, if the Underlying has appreciated in value, investors will receive the Stated Principal Amount of their investment plus the upside performance of the Underlying, subject to the Maximum Payment at Maturity. If the Underlying has depreciated in value, but the Underlying has not declined below the Buffer Value, investors will receive the Stated Principal Amount. However, if the Underlying has declined below the Buffer Value, investors will lose 1% of the Stated Principal Amount for every 1% decline (as compared to the Initial Value) in the Final Value below the Buffer Value, subject to the Minimum Payment at Maturity. For more information on the Payment at Maturity please see “Summary of Terms” on the cover page of this pricing supplement. Investors may lose up to 90% of the Stated Principal Amount of the Notes. All payments on the Notes are subject to our credit risk. The Notes are issued as part of our Series A Global Medium-Term Notes program.

The Stated Principal Amount of each Note is $1,000. The Issue Price will equal 100% of the Stated Principal Amount per Note. This price includes costs associated with issuing, selling, structuring and hedging the Notes, which are borne by you, and, consequently, the estimated value of the Notes on the Pricing Date will be less than the Issue Price. We estimate that the value of each Note on the Pricing Date is $997.00 per Note.

If the Maturity Date occurs on a day that is not a Business Day, then the payment owed on such date will be postponed until the next succeeding Business Day, and no interest will accrue as a result of such delay.

Capitalized terms used but not defined in this pricing supplement have the meanings set forth in the accompanying product supplement, prospectus supplement or prospectus, as applicable. If the terms described herein are inconsistent with those described in the accompanying product supplement, prospectus supplement or prospectus, the terms described herein shall control.

Valuation of the Notes

Jefferies LLC calculated the estimated value of the Notes set forth on the cover page of this pricing supplement based on its proprietary pricing models at that time. Jefferies LLC’s proprietary pricing models generated an estimated value for the Notes by estimating the value of a hypothetical package of financial instruments that would replicate the payout on the Notes, which consists of a fixed-income bond (the “bond component”) and one or more derivative instruments underlying the economic terms of the Notes (the “derivative component”). Jefferies LLC calculated the estimated value of the bond component using a discount rate based on our internal funding rate. Jefferies LLC calculated the estimated value of the derivative component based on a proprietary derivative-pricing model, which generated a theoretical price for the instruments that constitute the derivative component based on various inputs, including the factors described under “Risk Factors — The price at which the Notes may be resold prior to maturity will depend on a number of factors and may be substantially less than the amount for which they were originally purchased.” below, but not including our creditworthiness. These inputs may be market-observable or may be based on assumptions made by Jefferies LLC in its discretionary judgment.

The estimated value of the Notes is a function of the terms of the Notes and the inputs to Jefferies LLC’s proprietary pricing models.

Since the estimated value of the Notes is a function of the underlying assumptions and construction of Jefferies LLC’s proprietary derivative-pricing model, modification to this model will impact the estimated value calculation. Jefferies LLC’s proprietary models are subject to ongoing review and modification, and Jefferies LLC may change them at any time and for a variety of reasons. In the event of a model change, prior descriptions of the model and computations based on the older model will be superseded, and calculations of estimated value under the new model may differ significantly from those under the older model. Further, model changes may cause a larger impact on the estimated value of a note with a particular return formula than on a similar note with a different return formula. For example, to the extent a return formula contains leverage, model changes may cause a larger impact on the estimated value of that note than on a similar note without such leverage.

The relationship between the estimated value on the Pricing Date and the secondary market price of the Notes

The price at which Jefferies LLC purchases the Notes in the secondary market, absent changes in market conditions, including those related to interest rates and the Underlying, may vary from, and be lower than, the estimated value on the Pricing Date, because the secondary market price takes into account our secondary market credit spread as well as the bid-offer spread that Jefferies LLC would charge in a secondary market transaction of this type, the costs of unwinding the related hedging transactions and other factors.

Jefferies LLC may, but is not obligated to, make a market in the Notes and, if it once chooses to make a market, may cease doing so at any time.

HOW THE NOTES WORK

The table below presents examples of hypothetical Payments at Maturity on the Notes over a range of hypothetical Underlying Returns of the Underlying. The examples below are for purposes of illustration only and do not take into account any tax consequences from investing in the Notes. The actual Payment at Maturity will depend on the actual Underlying Return of the Underlying determined on the Valuation Date. For recent historical performance of the Underlying, please see “The Underlying” section below. The Underlying is a price return index and as such its Final Value will not include any income generated by dividends paid on the stocks included in the Underlying, which you would otherwise be entitled to receive if you invested in those stocks directly. In addition, the Payment at Maturity is subject to our credit risk.

The table below is based on the following terms:

Stated Principal Amount:	$1,000 per Note.
Upside Participation Rate:	100%
Buffer Value:	90% of the Initial Value
Buffer Amount:	10%
Minimum Payment at Maturity:	$100 per Note
Maximum Payment at Maturity:	$1,130 per Note

UNDERLYING RETURN	PAYMENT AT MATURITY PER NOTE(1)	RETURN ON THE NOTES(2)
-100.00%	$100.00	-90.000%
-50.00%	$600.00	-40.000%
-25.00%	$850.00	-15.000%
-10.00%(3)	$1,000.00	0.000%
-5.00%	$1,000.00	0.000%
0.00%	$1,000.00	0.000%
5.00%	$1,050.00	5.000%
10.00%	$1,100.00	10.000%
13.00%	$1,130.00(4)	13.000%
25.00%	$1,130.00	13.000%
50.00%	$1,130.00	13.000%
100.00%	$1,130.00	13.000%

(1)	The Payment at Maturity per Note shown in the table above is rounded to two decimal places for ease of display.

(2)	The “Return on the Notes” shown in the table above is rounded to three decimal places for ease of display.

(3)	This hypothetical Underlying Return corresponds to the Buffer Value.

(4)	The Payment at Maturity will not be greater than the Maximum Payment at Maturity.

RISK FACTORS

In addition to the other information contained and incorporated by reference in this pricing supplement and the accompanying product supplement, prospectus and prospectus supplement, including the section entitled “Risk Factors” in our Annual Report on Form 10-K, you should consider carefully the following factors before deciding to purchase the Notes.

Risks Associated with the Offering

The Notes do not pay interest and provide for a Minimum Payment at Maturity of only 10% of the Stated Principal Amount.

The terms of the Notes differ from those of ordinary debt securities in that the Notes do not pay interest and provide for a minimum Payment at Maturity of only 10% of the Stated Principal Amount. If the Final Value is less than the Buffer Value, you will receive for each Note that you hold a Payment at Maturity that is less than the Stated Principal Amount of each Note. In this case investors will lose 1% of the Stated Principal Amount for every 1% decline (as compared to the Initial Value) in the Final Value below the Buffer Value, subject to the Minimum Payment at Maturity. Investors may lose up to 90% of the Stated Principal Amount of the Notes.

The appreciation potential of the Notes is limited by the Maximum Payment at Maturity.

The appreciation potential of the Notes is limited by the Maximum Payment at Maturity of $1,130.00 per Note, or 113.00% of the Stated Principal Amount. Since the Payment at Maturity will be limited to 113.00% of the Stated Principal Amount for the Notes, any increase in the Final Value over the Initial Value by more than 13.00% of the Initial Value will not further increase the return on the Notes.

The amount payable on the Notes is not linked to the value of the Underlying at any time other than the Valuation Date.

The Final Value will be based on the Index Closing Value on the Valuation Date, subject to postponement for non-Index Business Days and Certain Market Disruption Events as described in the accompanying product supplement. Even if the value of the Underlying appreciates prior to the Valuation Date but then drops by the Valuation Date by more than 10% of the Initial Value, the Payment at Maturity will be less, and may be significantly less, than it would have been had the Payment at Maturity been linked to the value of the Underlying prior to such drop. Although the actual value of the Underlying on the Maturity Date or at other times during the term of the Notes may be higher than the Index Closing Value on the Valuation Date, the Payment at Maturity will be based solely on the Index Closing Value on the Valuation Date.

The Notes are subject to our credit risk, and any actual or anticipated changes to our credit ratings or credit spreads may adversely affect the market value of the Notes.

You are dependent on our ability to pay all amounts due on the Notes at maturity and therefore you are subject to our credit risk. If we default on our obligations under the Notes, your investment would be at risk and you could lose some or all of your investment. As a result, the market value of the Notes prior to maturity will be affected by changes in the market’s view of our creditworthiness. Any actual or anticipated decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the market value of the Notes.

Investing in the Notes is not equivalent to investing in the Underlying.

Investing in the Notes is not equivalent to investing in the Underlying or the securities included in the Underlying. As an investor in the Notes, you will not have voting rights or rights to receive dividends or other distributions or any other rights with respect to securities included in the Underlying.

Historical performance of the Underlying should not be taken as an indication of the future performance of the Underlying during the term of the Notes.

The actual performance over the term of the Notes of the Underlying as well as any payment on the Notes may bear little relation to the historical performance of the Underlying. The future performance of the Underlying may differ significantly from its historical performance, and no assurance can be given as to the value of the Underlying during the term of the Notes. It is impossible to predict whether the value of the Underlying will rise or fall. We cannot give you assurance that the performance of the Underlying will not adversely affect any payment on the Notes.

You must rely on your own evaluation of the merits of an investment linked to the Underlying.

In the ordinary course of their businesses, we or our affiliates may have expressed views on expected movements in the Underlying or the securities included in the Underlying, and may do so in the future. These views or reports may be communicated to our clients and clients of our affiliates. However, these views are subject to change from time to time. Moreover, other professionals who deal in markets relating to the Underlying may at any time have views that are significantly different from ours or those of our affiliates. For these reasons, you should consult information about the Underlying or the securities included in the Underlying from multiple sources, and you should not rely on the views expressed by us or our affiliates.

Neither the offering of the Notes nor any views which we or our affiliates from time to time may express in the ordinary course of their businesses constitutes a recommendation as to the merits of an investment in the Notes.

Adjustments to the Underlying could adversely affect the value of the Notes.

The index publisher of the Underlying (the “Index Publisher”) may add, delete or substitute the securities included in the Underlying or make other methodological changes that could change the value of the Underlying. The Index Publisher may discontinue or suspend calculation or publication of the Underlying at any time. In these circumstances, the Calculation Agent will have the sole discretion to substitute a successor index that is comparable to the discontinued Underlying and is not precluded from considering indices that are calculated and published by the Calculation Agent or any of its affiliates. If the Calculation Agent determines that there is no appropriate successor index, the Payment at Maturity on the Notes will be an amount based on the closing prices at maturity of the securities included in the Underlying at the time of such discontinuance, without rebalancing or substitution, computed by the Calculation Agent in accordance with the formula for calculating the Underlying last in effect prior to discontinuance of the Underlying.

The market price of the Notes will be influenced by many unpredictable factors.

Several factors, many of which are beyond our control, will influence the value of the Notes in the secondary market and the price at which Jefferies LLC may be willing to purchase or sell the Notes in the secondary market, including the value, volatility (frequency and magnitude of changes in value) and dividend yield of the Underlying, interest and yield rates in the market, time remaining until the Notes mature, geopolitical conditions and economic, financial, political, regulatory or judicial events that affect the Underlying or equities markets generally and which may affect the Final Value of the Underlying and any actual or anticipated changes in our credit ratings or credit spreads. The value of the Underlying may be, and has recently been, volatile, and we can give you no assurance that the volatility will lessen. See “The Underlying” below. You may receive less, and possibly significantly less, than the Stated Principal Amount per Note if you try to sell your Notes prior to maturity.

The estimated value of the Notes on the Pricing Date, based on Jefferies LLC proprietary pricing models at that time and our internal funding rate, will be less than the Issue Price.

The difference is attributable to certain costs associated with selling, structuring and hedging the Notes that are included in the Issue Price. These costs include (i) the selling concessions paid in connection with the offering of the Notes, (ii) hedging and other costs incurred by us and our affiliates in connection with the offering of the Notes and (iii) the expected profit (which may be more or less than actual profit) to Jefferies LLC or other of our affiliates in connection with hedging our obligations under the Notes. These costs adversely affect the economic terms of the Notes because, if they were lower, the economic terms of the Notes would be more favorable to you. The economic terms of the Notes are also likely to be adversely affected by the use of our internal funding rate, rather than our secondary market rate, to price the Notes. See “The estimated value of the Notes would be lower if it were calculated based on our secondary market rate” below.

The estimated value of the Notes was determined for us by our affiliate using proprietary pricing models.

Jefferies LLC derived the estimated value disclosed on the cover page of this pricing supplement from its proprietary pricing models at that time. In doing so, it may have made discretionary judgments about the inputs to its models, such as the volatility of the Underlying. Jefferies LLC’s views on these inputs and assumptions may differ from your or others’ views, and as an agent in this offering, Jefferies LLC’s interests may conflict with yours. Both the models and the inputs to the models may prove to be wrong and therefore not an accurate reflection of the value of the Notes. Moreover, the estimated value of the Notes set forth on the cover page of this pricing supplement may differ from the value that we or our affiliates may determine for the Notes for other purposes, including for accounting purposes. You should not invest in the Notes because of the estimated value of the Notes. Instead, you should be willing to hold the Notes to maturity irrespective of the initial estimated value.

Since the estimated value of the Notes is a function of the underlying assumptions and construction of Jefferies LLC’s proprietary derivative-pricing model, modifications to this model will impact the estimated value calculation. Jefferies LLC’s proprietary models are subject to ongoing review and modification, and Jefferies LLC may change them at any time and for a variety of reasons. In the event of a model change, prior descriptions of the model and computations based on the older model will be superseded, and calculations of estimated value under the new model may differ significantly from those under the older model. Further, model changes may cause a larger impact on the estimated value of a note with a particular return formula than on a similar note with a different return formula. For example, to the extent a return formula contains a Participation Rate of greater than 100%, model changes may cause a larger impact on the estimated value of that note than on a similar note without such Participation Rate.

The estimated value of the Notes would be lower if it were calculated based on our secondary market rate.

The estimated value of the Notes included in this pricing supplement is calculated based on our internal funding rate, which is the rate at which we are willing to borrow funds through the issuance of the Notes. Our internal funding rate is generally lower than our secondary market rate, which is the rate that Jefferies LLC will use in determining the value of the Notes for purposes of any purchases of the Notes from you in the secondary market. If the estimated value included in this pricing supplement were based on our secondary market rate, rather than our internal funding rate, it would likely be lower. We determine our internal funding rate based on factors such as the costs associated with the Notes, which are generally higher than the costs associated with conventional debt securities, and our liquidity needs and preferences. Our internal funding rate is not the same as the interest that is payable on the Notes.

Because there is not an active market for traded instruments referencing our outstanding debt obligations, Jefferies LLC determines our secondary market rate based on the market price of traded instruments referencing our debt obligations, but subject to adjustments that Jefferies LLC makes in its sole discretion. As a result, our secondary market rate is not a market-determined measure of our creditworthiness, but rather reflects the market’s perception of our creditworthiness as adjusted for discretionary factors such as Jefferies LLC’s preferences with respect to purchasing the Notes prior to maturity.

The estimated value of the Notes is not an indication of the price, if any, at which Jefferies LLC or any other person may be willing to buy the Notes from you in the secondary market.

Any such secondary market price will fluctuate over the term of the Notes based on the market and other factors described in the next risk factor. Moreover, unlike the estimated value included in this pricing supplement, any value of the Notes determined for purposes of a secondary market transaction will be based on our secondary market rate, which will likely result in a lower value for the Notes than if our internal funding rate were used. In addition, any secondary market price for the Notes will be reduced by a bid-ask spread, which may vary depending on the aggregate stated principal amount of the Notes to be purchased in the secondary market transaction, and the expected cost of unwinding related hedging transactions. As a result, it is likely that any secondary market price for the Notes will be less than the Issue Price.

The Notes will not be listed on any securities exchange and secondary trading may be limited.

The Notes will not be listed on any securities exchange. Therefore, there may be little or no secondary market for the Notes. Jefferies LLC may, but is not obligated to, make a market in the Notes and, if it once chooses to make a market, may cease doing so at any time. When it does make a market, it will generally do so for transactions of routine secondary market size at prices based on its estimate of the current value of the Notes, taking into account its bid/offer spread, our credit spreads, market volatility, the notional size of the proposed sale, the cost of unwinding any related hedging positions, the time remaining to maturity and the likelihood that it will be able to resell the Notes. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Since other broker-dealers may not participate significantly in the secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Jefferies LLC is willing to transact. If, at any time, Jefferies LLC were to cease making a market in the Notes, it is likely that there would be no secondary market for the Notes. Accordingly, you should be willing to hold your Notes to maturity.

The Calculation Agent, which is a subsidiary of Jefferies Group LLC and an affiliate of Jefferies Group Capital Finance Inc., will make determinations with respect to the Notes.

As Calculation Agent, Jefferies Financial Products LLC will determine the Initial Value, will determine the Final Value and will calculate the amount of cash you receive at maturity. Moreover, certain determinations made by Jefferies Financial Products LLC, in its capacity as Calculation Agent, may require it to exercise discretion and make subjective judgments, such as with respect to the occurrence or non-occurrence of Market Disruption Events and the selection of a successor index or calculation of the Final Value in the event of a Market Disruption Event or discontinuance of the Underlying. These potentially subjective determinations may adversely affect the payout to you at maturity. For further information regarding these types of determinations, see “Description of Notes —Postponement of a Valuation Date” and “— Calculation Agent” and related definitions in the accompanying product supplement.

Our trading and hedging activities may create conflicts of interest with you.

We or one or more of our affiliates, including Jefferies LLC, may engage in trading activities related to the Notes that are not for your account or on your behalf. We expect to enter into arrangements to hedge the market risks associated with our obligation to pay the amounts due under the Notes. We may seek competitive terms in entering into the hedging arrangements for the Notes, but are not required to do so, and we may enter into such hedging arrangements with one of our subsidiaries or affiliates. This hedging activity is expected to result in a profit to those engaging in the hedging activity, which could be more or less than initially expected, but which could also result in a loss for the hedging counterparty. These trading and hedging activities may present a conflict of interest between your interest as a holder of the Notes and the interests we and our affiliates may have in our proprietary accounts, in facilitating transactions for our customers, and in accounts under our management.

The tax consequences of an investment in your Notes are uncertain

The tax consequences of an investment in your Notes are uncertain, both as to the timing and character of any inclusion in income in respect of your Notes.

The Internal Revenue Service announced on December 7, 2007 that it is considering issuing guidance regarding the tax treatment of an instrument such as your Notes, and any such guidance could adversely affect the value and the tax treatment of your Notes. Among other things, the Internal Revenue Service may decide to require the holders to accrue ordinary income on a current basis and recognize ordinary income on payment at maturity, and could subject non-U.S. investors to withholding tax. Furthermore, in 2007, legislation was introduced in Congress that, if enacted, would have required holders that acquired instruments such as your Notes after the bill was enacted to accrue interest income over the term of such instruments even though there will be no interest payments over the term of such instruments. It is not possible to predict whether a similar or identical bill will be enacted in the future, or whether any such bill would affect the tax treatment of your Notes. We describe these developments in more detail under “Supplemental Discussion of U.S. Federal Income Tax Consequences — U.S. Holders — Possible Change in Law” below. You should consult your tax advisor about this matter. Except to the extent otherwise provided by law, we intend to continue treating the Notes for U.S. federal income tax purposes in accordance with the treatment described under “Supplemental Discussion of U.S. Federal Income Tax Consequences” below unless and until such time as Congress, the Treasury Department or the Internal Revenue Service determine that some other treatment is more appropriate. Please also consult your tax advisor concerning the U.S. federal income tax and any other applicable tax consequences to you of owning your Notes in your particular circumstances.

THE UNDERLYING

All disclosures contained in this pricing supplement regarding the Underlying, including, without limitation, its make-up, method of calculation, and changes in its components, have been derived from publicly available sources. The information reflects the policies of, and is subject to change by S&P Dow Jones Indices LLC (“SPDJI”), the Index Publisher of the S&P 500® Index. The Index Publisher, which licenses the copyright and all other rights to the Underlying, has no obligation to continue to publish, and may discontinue publication of, the Underlying. The consequences of the Index Publisher discontinuing publication of the Underlying are discussed in “Description of the Notes — Discontinuance of any Underlying or Basket Component; Alteration of Method of Calculation” in the accompanying product supplement. None of us, the Calculation Agent, or Jefferies LLC accepts any responsibility for the calculation, maintenance or publication of the Underlying or any successor index. None of us, the Calculation Agent, Jefferies LLC or any of our other affiliates makes any representation to you as to the future performance of the Underlying. You should make your own investigation into the Underlying.

The S&P 500® Index

The S&P 500® Index (the “SPX) includes a representative sample of 500 companies in leading industries of the U.S. economy. The SPX is intended to provide an indication of the pattern of common stock price movement. The calculation of the level of the SPX is based on the relative value of the aggregate market value of the common stocks of 500 companies as of a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943.

The SPX includes companies from eleven main groups: Communication Services; Consumer Discretionary; Consumer Staples; Energy; Financials; Health Care; Industrials; Information Technology; Real Estate; Materials; and Utilities. SPDJI may from time to time, in its sole discretion, add companies to, or delete companies from, the SPX to achieve the objectives stated above.

Company additions to the SPX must have an unadjusted company market capitalization of $8.2 billion or more (an increase from the previous requirement of an unadjusted company market capitalization of $6.1 billion or more).

SPDJI calculates the SPX by reference to the prices of the constituent stocks of the SPX without taking account of the value of dividends paid on those stocks. As a result, the return on the Notes will not reflect the return you would realize if you actually owned the SPX constituent stocks and received the dividends paid on those stocks.

Computation of the SPX

While SPDJI currently employs the following methodology to calculate the SPX, no assurance can be given that SPDJI will not modify or change this methodology in a manner that may affect payment on the notes.

Historically, the market value of any component stock of the SPX was calculated as the product of the market price per share and the number of then outstanding shares of such component stock. In March 2005, SPDJI began shifting the SPX halfway from a market capitalization weighted formula to a float-adjusted formula, before moving the SPX to full float adjustment on September 16, 2005. SPDJI’s criteria for selecting stocks for the SPX did not change with the shift to float adjustment. However, the adjustment affects each company’s weight in the SPX.

Under float adjustment, the share counts used in calculating the SPX reflect only those shares that are available to investors, not all of a company’s outstanding shares. Float adjustment excludes shares that are closely held by control groups, other publicly traded companies or government agencies.

In September 2012, all shareholdings representing more than 5% of a stock’s outstanding shares, other than holdings by “block owners,” were removed from the float for purposes of calculating the SPX. Generally, these “control holders” will include officers and directors, private equity, venture capital and special equity firms, other publicly traded companies that hold shares for control, strategic partners, holders of restricted shares, ESOPs, employee and family trusts, foundations associated with the company, holders of unlisted share classes of stock, government entities at all levels (other than government retirement/pension funds) and any individual person who controls a 5% or greater stake in a company as reported in regulatory filings. However, holdings by block owners, such as depositary banks, pension funds, mutual funds and ETF providers, 401(k) plans of the company, government retirement/pension funds, investment funds of insurance companies, asset managers and investment funds, independent foundations and savings and investment plans, will ordinarily be considered part of the float.

Treasury stock, stock options, restricted shares, equity participation units, warrants, preferred stock, convertible stock, and rights are not part of the float. Shares held in a trust to allow investors in countries outside the country of domicile, such as depositary shares and Canadian exchangeable shares are normally part of the float unless those shares form a control block. If a company has multiple classes of stock outstanding, shares in an unlisted or non-traded class are treated as a control block.

For each stock, an investable weight factor (“IWF”) is calculated by dividing the available float shares by the total shares outstanding. Available float shares are defined as the total shares outstanding less shares held by control holders. This calculation is subject to a 5% minimum threshold for control blocks. For example, if a company’s officers and directors hold 3% of the company’s shares, and no other control group holds 5% of the company’s shares, SPDJI would assign that company an IWF of 1.00, as no control group meets the 5% threshold. However, if a company’s officers and directors hold 3% of the company’s shares and another control group holds 20% of the company’s shares, SPDJI would assign an IWF of 0.77, reflecting the fact that 23% of the company’s outstanding shares are considered to be held for control. As of July 31, 2017, companies with multiple share class lines are no longer eligible for inclusion in the SPX. Constituents of the SPX prior to July 31, 2017 with multiple share class lines will be grandfathered in and continue to be included in the SPX. If a constituent company of the SPX reorganizes into a multiple share class line structure, that company will remain in the SPX at the discretion of the S&P Index Committee in order to minimize turnover.

The SPX is calculated using a base-weighted aggregate methodology. The level of the SPX reflects the total market value of all component stocks relative to the base period of the years 1941 through 1943. An indexed number is used to represent the results of this calculation in order to make the level easier to work with and track over time. The actual total market value of the component stocks during the base period of the years 1941 through 1943 has been set to an indexed level of 10. This is often indicated by the notation 1941- 43 = 10. In practice, the daily calculation of the SPX is computed by dividing the total market value of the component stocks by the “index divisor.” By itself, the index divisor is an arbitrary number. However, in the context of the calculation of the SPX, it serves as a link to the original base period level of the SPX. The index divisor keeps the SPX comparable over time and is the manipulation point for all adjustments to the SPX, which is index maintenance.

Index Maintenance

Index maintenance includes monitoring and completing the adjustments for company additions and deletions, share changes, stock splits, stock dividends, and stock price adjustments due to company restructuring or spinoffs. Some corporate actions, such as stock splits and stock dividends, require changes in the common shares outstanding and the stock prices of the companies in the SPX, and do not require index divisor adjustments.

To prevent the level of the SPX from changing due to corporate actions, corporate actions which affect the total market value of the SPX require an index divisor adjustment. By adjusting the index divisor for the change in market value, the level of the SPX remains constant and does not reflect the corporate actions of individual companies in the SPX. Index divisor adjustments are made after the close of trading and after the calculation of the SPX closing level.

Changes in a company’s shares outstanding of 5.00% or more due to mergers, acquisitions, public offerings, tender offers, Dutch auctions, or exchange offers are made as soon as reasonably possible. Share changes due to mergers or acquisitions of publicly held companies that trade on a major exchange are implemented when the transaction occurs, even if both of the companies are not in the same headline index, and regardless of the size of the change. All other changes of 5.00% or more (due to, for example, company stock repurchases, private placements, redemptions, exercise of options, warrants, conversion of preferred stock, Notes, debt, equity participation units, at-the-market offerings, or other recapitalizations) are made weekly and are announced on Fridays for implementation after the close of trading on the following Friday.

Changes of less than 5.00% are accumulated and made quarterly on the third Friday of March, June, September, and December, and are usually announced two to five days prior.

If a change in a company’s shares outstanding of 5.00% or more causes a company’s IWF to change by five percentage points or more, the IWF is updated at the same time as the share change. IWF changes resulting from partial tender offers are considered on a case by case basis.

Historical Performance of the S&P 500® Index

The following graph sets forth the daily historical performance of the S&P 500® Index in the period from January 1, 2009 through October 1, 2019. We obtained this historical data from Bloomberg L.P. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg L.P.

This historical data on the Underlying is not necessarily indicative of the future performance of the Underlying or what the value of the Notes may be. Any historical upward or downward trend in the level of the Underlying during any period set forth above is not an indication that the level of the Underlying is more or less likely to increase or decrease at any time over the term of the Notes.

Before investing in the Notes, you should consult publicly available sources for the levels of the S&P 500® Index.

License Agreement

The S&P 500® Index is a product of S&P Dow Jones Indices LLC or its affiliates (“SPDJI”) and has been licensed for use by Jefferies Group LLC and Jefferies Group Capital Finance Inc. (the “Issuers”). Standard & Poor’s® and S&P® are registered trademarks of Standard & Poor’s Financial Services LLC (“S&P”) and Dow Jones® is a registered trademark of Dow Jones Trademark Holdings LLC (“Dow Jones”) and these trademarks have been licensed to SPDJI and have been sublicensed for use for certain purposes by the Issuers. The Issuer’s notes are not sponsored, endorsed, sold or promoted by SPDJI, Dow Jones, S&P, any of their respective affiliates (collectively, “S&P Dow Jones Indices”). S&P Dow Jones Indices makes no representation or warranty, express or implied, to the owners of the notes or any member of the public regarding the advisability of investing in securities generally or in the notes particularly or the ability of the S&P 500® Index to track general market performance. S&P Dow Jones Indices only relationship to the Issuers with respect to the S&P 500® Index is the licensing of the Index and certain trademarks, service marks and/or trade names of S&P Dow Jones Indices and/or its licensors. The S&P 500® Index is determined, composed and calculated by S&P Dow Jones Indices without regard to the Issuers or the notes. S&P Dow Jones Indices has no obligation to take the needs of the Issuers or the owners of the notes into consideration in determining, composing or calculating the S&P 500® Index. S&P Dow Jones Indices is not responsible for and has not participated in the determination of the prices, and amount of the notes or the timing of the issuance or sale of the notes or in the determination or calculation of the equation by which the notes are to be converted into cash, surrendered or redeemed, as the case may be. S&P Dow Jones Indices has no obligation or liability in connection with the administration, marketing or trading of the notes. There is no assurance that investment products based on the S&P 500® Index will accurately track index performance or provide positive investment returns. S&P Dow Jones Indices LLC is not an investment advisor. Inclusion of a security within an index is not a recommendation by S&P Dow Jones Indices to buy, sell, or hold such security, nor is it considered to be investment advice.

S&P DOW JONES INDICES DOES NOT GUARANTEE THE ADEQUACY, ACCURACY, TIMELINESS AND/OR THE COMPLETENESS OF THE S&P 500® Index OR ANY DATA RELATED THERETO OR ANY COMMUNICATION, INCLUDING BUT NOT LIMITED TO, ORAL OR WRITTEN COMMUNICATION (INCLUDING ELECTRONIC

COMMUNICATIONS) WITH RESPECT THERETO. S&P DOW JONES INDICES SHALL NOT BE SUBJECT TO ANY DAMAGES OR LIABILITY FOR ANY ERRORS, OMISSIONS, OR DELAYS THEREIN. S&P DOW JONES INDICES MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE OR AS TO RESULTS TO BE OBTAINED BY THE ISSUERS, OWNERS OF THE NOTES OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P 500® INDEX OR WITH RESPECT TO ANY DATA RELATED THERETO. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT WHATSOEVER SHALL S&P DOW JONES INDICES BE LIABLE FOR ANY INDIRECT, SPECIAL, INCIDENTAL, PUNITIVE, OR CONSEQUENTIAL DAMAGES INCLUDING BUT NOT LIMITED TO, LOSS OF PROFITS, TRADING LOSSES, LOST TIME OR GOODWILL, EVEN IF THEY HAVE BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES, WHETHER IN CONTRACT, TORT, STRICT LIABILITY, OR OTHERWISE. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN S&P DOW JONES INDICES AND THE ISSUERS, OTHER THAN THE LICENSORS OF S&P DOW JONES INDICES.

HEDGING

In order to meet our payment obligations on the Notes, at the time we issue the Notes, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) with one or more of our affiliates. The terms of these hedging arrangements are determined based upon terms provided by our affiliates, and take into account a number of factors, including our creditworthiness, interest rate movements, the volatility of the Underlying, the tenor of the Notes and the hedging arrangements. The economic terms of the Notes depend in part on the terms of these hedging arrangements.

The hedging arrangements may include hedging related charges, reflecting the costs associated with, and our affiliates’ profit earned from, these hedging arrangements. Since hedging entails risk and may be influenced by unpredictable market forces, actual profits or losses from these hedging transactions may be more or less than this amount.

For further information, see “Risk Factors” beginning on page PS-5 of this pricing supplement.

SUPPLEMENTAL DISCUSSION OF U.S. FEDERAL INCOME TAX CONSEQUENCES

The following section supplements the discussion of U.S. federal income taxation in the accompanying product supplement.

The following section is the opinion of Sidley Austin LLP, our counsel. In addition, it is the opinion of Sidley Austin LLP that the characterization of the Notes for U.S. federal income tax purposes that will be required under the terms of the Notes, as discussed below, is a reasonable interpretation of current law.

This section does not apply to you if you are a member of a class of holders subject to special rules, such as:

∎	a dealer in securities or currencies;

∎	a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings;

∎	a bank;

∎	a life insurance company;

∎	a tax exempt organization;

∎	a partnership;

∎	a regulated investment company;

∎	an accrual method taxpayer subject to special tax accounting rules as a result of its use of financial statements;

∎	a common trust fund;

∎	a person that owns a Note as a hedge or that is hedged against interest rate risks;

∎	a person that owns a Note as part of a straddle or conversion transaction for tax purposes; or

∎	a U.S. holder (as defined below) whose functional currency for tax purposes is not the U.S. dollar.

Although this section is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, existing and proposed regulations under the Code, published rulings and court decisions, all as currently in effect, no statutory, judicial or administrative authority directly addresses how your Notes should be treated for U.S. federal income tax purposes, and as a result, the U.S. federal income tax consequences of your investment in your Notes are uncertain. Moreover, these laws are subject to change, possibly on a retroactive basis.

You should consult your tax advisor concerning the U.S. federal income tax and any other applicable tax consequences of your investments in the Notes, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

U.S. Holders

This section applies to you only if you are a U.S Holder that holds your Notes as a capital asset for tax purposes. You are a “U.S. Holder” if you are a beneficial owner of each of your Notes and you are:

∎	a citizen or resident of the United States;

∎	a domestic corporation;

∎	an estate whose income is subject to U.S. federal income tax regardless of its source; or

∎

a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

Tax Treatment

You will be obligated pursuant to the terms of the Notes — in the absence of a change in law, an administrative determination or a judicial ruling to the contrary — to characterize your Notes for all tax purposes as pre-paid derivative contracts in respect of the Underlying. Except as otherwise stated below, the discussion herein assumes that the Notes will be so treated.

Upon the sale, exchange or maturity of your Notes, you should recognize capital gain or loss equal to the difference, if any, between the amount of cash you receive at such time and your tax basis in your Notes. Your tax basis in the

Notes will generally be equal to the amount that you paid for the Notes. If you hold your Notes for more than one year, the gain or loss generally will be long-term capital gain or loss. If you hold your Notes for one year or less, the gain or loss generally will be short-term capital gain or loss. Short-term capital gains are generally subject to tax at the marginal tax rates applicable to ordinary income.

We will not attempt to ascertain whether any issuer of a component stock included in the Underlying would be treated as a “passive foreign investment company” (“PFIC”), within the meaning of Section 1297 of the Code. If the issuer of one or more stocks included in the Underlying were so treated, certain adverse U.S. federal income tax consequences could possibly apply to a U.S. Holder of the Notes. You should refer to information filed with the SEC by the issuers of the component stocks included in the Underlying and consult your tax advisor regarding the possible consequences to you, if any, if any issuer of a component stock included in the Underlying is or becomes a PFIC.

No statutory, judicial or administrative authority directly discusses how your Notes should be treated for U.S. federal income tax purposes. As a result, the U.S. federal income tax consequences of your investment in the Notes are uncertain and alternative characterizations are possible. Accordingly, we urge you to consult your tax advisor in determining the tax consequences of an investment in your Notes in your particular circumstances, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

Alternative Treatments

There is no judicial or administrative authority discussing how your Notes should be treated for U.S. federal income tax purposes. Therefore, the Internal Revenue Service (“IRS”) might assert that a treatment other than that described above is more appropriate. For example, the IRS could treat your Notes as a single debt instrument subject to special rules governing contingent payment debt instruments. Under those rules, the amount of interest you are required to take into account for each accrual period would be determined by constructing a projected payment schedule for the Notes and applying rules similar to those for accruing original issue discount on a hypothetical noncontingent debt instrument with that projected payment schedule. This method is applied by first determining the comparable yield – i.e., the yield at which we would issue a noncontingent fixed rate debt instrument with terms and conditions similar to your Notes – and then determining a payment schedule as of the issue date that would produce the comparable yield. These rules may have the effect of requiring you to include interest in income in respect of your Notes prior to your receipt of cash attributable to that income.

If the rules governing contingent payment debt instruments apply, any gain you recognize upon the sale, exchange or maturity of your Notes would be treated as ordinary interest income. Any loss you recognize at that time would be ordinary loss to the extent of interest you included as income in the current or previous taxable years in respect of your Notes, and, thereafter, capital loss.

If the rules governing contingent payment debt instruments apply, special rules would apply to a person who purchases Notes at a price other than the adjusted issue price as determined for tax purposes.

It is also possible that your Notes could be treated in the manner described above, except that any gain or loss that you recognize at maturity would be treated as ordinary income or loss. You should consult your tax advisor as to the tax consequences of such characterization and any possible alternative characterizations of your Notes for U.S. federal income tax purposes.

It is possible that the IRS could seek to characterize your Notes in a manner that results in tax consequences to you that are different from those described above. You should consult your tax advisor as to the tax consequences of any possible alternative characterizations of your Notes for U.S. federal income tax purposes.

Possible Change in Law

On December 7, 2007, the IRS released a notice stating that the IRS and the Treasury Department are actively considering issuing guidance regarding the proper U.S. federal income tax treatment of an instrument such as the Notes, including whether holders should be required to accrue ordinary income on a current basis and whether gain or loss should be ordinary or capital. It is not possible to determine what guidance they will ultimately issue, if any. It is possible, however, that under such guidance, holders of the Notes will ultimately be required to accrue income currently and this could be applied on a retroactive basis. The IRS and the Treasury Department are also considering other relevant issues, including whether foreign holders of such instruments should be subject to withholding tax on any deemed income accruals and whether the special “constructive ownership rules” of Section 1260 of the Code might be applied to such instruments. Except to the extent otherwise provided by law, we intend to continue treating the Notes for U.S. federal income tax purposes in accordance with the treatment described above under “Tax Treatment” unless and until such time as Congress, the Treasury Department or the IRS determine that some other treatment is more appropriate.

Furthermore, in 2007, legislation was introduced in Congress that, if enacted, would have required holders that acquired instruments such as your Notes after the bill was enacted to accrue interest income over the term of such instruments even though there will be no interest payments over the term of such instruments. It is not possible to predict whether a similar or identical bill will be enacted in the future, or whether any such bill would affect the tax treatment of your Notes.

It is impossible to predict what any such legislation or administrative or regulatory guidance might provide, and whether the effective date of any legislation or guidance will affect Notes that were issued before the date that such legislation or guidance is issued. You are urged to consult your tax advisor as to the possibility that any legislative or administrative action may adversely affect the tax treatment of your Notes.

Backup Withholding and Information Reporting

Please see the discussion under “United States Federal Taxation — U.S. Holders — Backup Withholding and Information Reporting” in the accompanying prospectus supplement for a description of the applicability of the backup withholding and information reporting rules to payments made on your Notes.

Non-U.S. Holders

This section applies to you only if you are a Non-U.S. Holder. You are a “Non-U.S. Holder” if you are the beneficial owner of Notes and are, for U.S. federal income tax purposes:

∎	a nonresident alien individual;

∎	a foreign corporation; or

∎	an estate or trust that in either case is not subject to U.S. federal income tax on a net income basis on income or gain from the Notes.

The term “Non-U.S. Holder” does not include any of the following holders:

∎

a holder who is an individual present in the United States for 183 days or more in the taxable year of disposition and who is not otherwise a resident of the United States for U.S. federal income tax purposes;

∎	certain former citizens or residents of the United States; or

∎	a holder for whom income or gain in respect of the notes is effectively connected with the conduct of a trade or business in the United States.

Such holders should consult their tax advisors regarding the U.S. federal income tax consequences of an investment in the Notes.

We will not attempt to ascertain whether any issuer of a component stock included in the Underlying would be treated as a “United States real property holding corporation” (“USRPHC”), within the meaning of Section 897 of the Code. If the issuer of one or more stocks included in the Underlying was so treated, certain adverse U.S. federal income tax consequences could possibly apply to a Non-U.S. Holder of the Notes. You should refer to information filed with the SEC by the issuers of the component stocks included in the Underlying and consult your tax advisor regarding the possible consequences to you, if any, if any issuer of a component stock included in the Underlying is or becomes a USRPHC.

You will be subject to generally applicable information reporting and backup withholding requirements as discussed in the accompanying prospectus supplement under “United States Federal Taxation — Non-U.S. Holders — Backup Withholding and Information Reporting” with respect to payments on your Notes at maturity and, notwithstanding that we do not intend to treat the Notes as debt for tax purposes, we intend to backup withhold on such payments with respect to your Notes unless you comply with the requirements necessary to avoid backup withholding on debt instruments (in which case you will not be subject to such backup withholding) as set forth under “United States Federal Taxation — Non-U.S. Holders — Backup Withholding and Information Reporting” in the accompanying prospectus supplement.

As discussed above, alternative characterizations of the Notes for U.S. federal income tax purposes are possible. Should an alternative characterization of the Notes, by reason of a change or clarification of the law, by regulation or otherwise, cause payments at maturity with respect to the Notes to become subject to withholding tax, we will withhold tax at the applicable statutory rate and we will not make payments of any additional amounts. Prospective Non-U.S. Holders of the Notes should consult their tax advisors in this regard.

Furthermore, on December 7, 2007, the IRS released Notice 2008-2 soliciting comments from the public on various issues, including whether instruments such as your Notes should be subject to withholding. It is therefore possible that rules will be issued in the future, possibly with retroactive effect, that would cause payments on your Notes at maturity to be subject to withholding, even if you comply with certification requirements as to your foreign status.

In addition, the Treasury Department has issued regulations under which amounts paid or deemed paid on certain financial instruments (“871(m) financial instruments”) that are treated as attributable to U.S.-source dividends could be treated, in whole or in part depending on the circumstances, as a “dividend equivalent” payment that is subject to tax at a rate of 30% (or a lower rate under an applicable treaty), which in the case of amounts you receive upon sale, exchange or maturity of your Notes, could be collected via withholding. If these regulations were to apply to the Notes, we may be required to withhold such taxes if any U.S.-source dividends are paid on the stocks included in the Underlying during the term of the Notes. We could also require you to make certifications (e.g., an applicable IRS Form W-8) prior to the maturity of the Notes in order to avoid or minimize withholding obligations, and we could withhold accordingly (subject to your potential right to claim a refund from the IRS) if such certifications were not received or were not satisfactory. If withholding was required, we would not be required to pay any additional amounts with respect to amounts so withheld. These regulations generally will apply to 871(m) financial instruments (or a combination of financial instruments treated as having been entered into in connection with each other) issued (or significantly modified and treated as retired and reissued) on or after January 1, 2021, but will also apply to certain 871(m) financial instruments (or a combination of financial instruments treated as having been entered into in connection with each other) that have a delta (as defined in the applicable Treasury regulations) of one and are issued (or significantly modified and treated as retired and reissued) on or after January 1, 2017. In addition, these regulations will not apply to financial instruments that reference a “qualified index” (as defined in the regulations). We have determined that, as of the issue date of your Notes, your Notes will not be subject to withholding under these rules. In certain limited circumstances, however, you should be aware that it is possible for Non-U.S. Holders to be liable for tax under these rules with respect to a combination of transactions treated as having been entered into in connection with each other even when no withholding is required. You should consult your tax advisor concerning these regulations, subsequent official guidance and regarding any other possible alternative characterizations of your Notes for U.S. federal income tax purposes.

Foreign Account Tax Compliance Act

Legislation commonly referred to as “FATCA” generally imposes a gross-basis withholding tax of 30% on payments to certain non-U.S. entities (including financial intermediaries) with respect to certain financial instruments, unless various U.S. information reporting and due diligence requirements have been satisfied. An intergovernmental agreement between the United States and the non-U.S. entity’s jurisdiction may modify or supplement these requirements. This legislation generally applies to certain financial instruments that are treated as paying U.S.-source interest or other U.S.-source “fixed or determinable annual or periodical” (“FDAP”) income. Current provisions of the Code and Treasury regulations that govern FATCA treat gross proceeds from a sale or other disposition of obligations that can produce U.S.-source interest or FDAP income as subject to FATCA withholding. However, under recently proposed Treasury regulations, such gross proceeds would not be subject to FATCA withholding. In its preamble to such proposed regulations, the Treasury Department and the IRS have stated that taxpayers may generally rely on the proposed Treasury regulations until final Treasury regulations are issued. We will not be required to pay any additional amounts with respect to amounts withheld. Both U.S. and Non-U.S. Holders should consult their tax advisors regarding the potential application of FATCA to the Notes.

SUPPLEMENTAL PLAN OF DISTRIBUTION

Jefferies LLC, the broker-dealer subsidiary of Jefferies Group LLC and an affiliate of Jefferies Group Capital Finance Inc., will act as our Agent in connection with the offering of the Notes. Subject to the terms and conditions contained in a distribution agreement between us and Jefferies LLC, the Agent has agreed to use its reasonable efforts to solicit purchases of the Notes. We have the right to accept offers to purchase Notes and may reject any proposed purchase of the Notes. The Agent may also reject any offer to purchase Notes. We or Jefferies LLC will pay various discounts and commissions to dealers of $1.50 per Note depending on market conditions.

We may also sell Notes to the Agent who will purchase the Notes as principal for its own account. In that case, the Agent will purchase the Notes at a price equal to the issue price specified on the cover page of this pricing supplement, less a discount. The discount will equal the applicable commission on an agency sale of the Notes.

The Agent may resell any Notes it purchases as principal to other brokers or dealers at a discount, which may include all or part of the discount the Agent received from us. If all the Notes are not sold at the initial offering price, the Agent may change the offering price and the other selling terms.

The Agent will sell any unsold allotment pursuant to this pricing supplement from time to time in one or more transactions in the over-the-counter market, through negotiated transactions or otherwise at market prices prevailing at the time of time of sale, prices relating to the prevailing market prices or negotiated prices.

We may also sell Notes directly to investors. We will not pay commissions on Notes we sell directly.

The Agent, whether acting as agent or principal, may be deemed to be an “underwriter” within the meaning of the Securities Act. We have agreed to indemnify the Agent against certain liabilities, including liabilities under the Securities Act.

If the Agent sells Notes to dealers who resell to investors and the Agent pays the dealers all or part of the discount or commission it receives from us, those dealers may also be deemed to be “underwriters” within the meaning of the Securities Act.

The Agent is offering the Notes, subject to prior sale, when, as and if issued to and accepted by it, subject to approval of legal matters by its counsel, including the validity of the Notes, and other conditions contained in the distribution agreement, such as the receipt by the Agent of officers’ certificates and legal opinions. The Agent reserves the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

We have been informed that all of the Notes are being offered to Gradient Investments, LLC.

The Agent is a member of the Financial Industry Regulatory Authority, Inc. (“FINRA”). Accordingly, the offering of the notes will conform to the requirements of FINRA Rule 5121. See “Conflict of Interest” below.

The Agent is not acting as your fiduciary or advisor solely as a result of the offering of the Notes, and you should not rely upon any communication from the Agent in connection with the Notes as investment advice or a recommendation to purchase the Notes. You should make your own investment decision regarding the Notes after consulting with your legal, tax, and other advisors.

We expect to deliver the Notes against payment therefor in New York, New York on October 4, 2019, which will be the third scheduled business day following the initial pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if the initial settlement of the Notes occurs more than two business days from a pricing date, purchasers who wish to trade the Notes more than two business days prior to the Original Issue Date will be required to specify alternative settlement arrangements to prevent a failed settlement.

Jefferies LLC and any of our other broker-dealer affiliates may use this pricing supplement, the prospectus and the prospectus supplements for offers and sales in secondary market transactions and market-making transactions in the Notes. However, they are not obligated to engage in such secondary market transactions and/or market-making transactions. Our affiliates may act as principal or agent in these transactions, and any such sales will be made at prices related to prevailing market prices at the time of the sale.

None of this pricing supplement or the accompanying product supplement, prospectus or the prospectus supplement is a prospectus for the purposes of the Prospectus Regulation (as defined below).

Prohibition of Sales to EEA Retail Investors — The Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (“EEA”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU, as amended (“MiFID II”); or (ii) a customer within the meaning of Directive (EU) 2016/97, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in the Prospectus Regulation. Consequently no key information document required by Regulation (EU) No 1286/2014, as amended (the “PRIIPs Regulation”) for offering or selling the Notes or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the Notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

This pricing supplement, the accompanying prospectus and the prospectus supplement have been prepared on the basis that any offer of Notes in any Member State of the EEA will only be made to a legal entity which is a qualified investor under the Prospectus Regulation (“Qualified Investors”). Accordingly any person making or intending to make an offer in that Member State of Notes which are the subject of the offering contemplated in this pricing supplement, the accompanying prospectus and the prospectus supplement may only do so with respect to Qualified Investors. Neither the issuers nor the Agent have authorized, nor do they authorize, the making of any offer of Notes other than to Qualified Investors. The expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

CONFLICT OF INTEREST

Jefferies LLC, the broker-dealer subsidiary of Jefferies Group LLC, is a member of FINRA and will participate in the distribution of the Notes. Accordingly, the offering is subject to the provisions of FINRA Rule 5121 relating to conflicts of interests and will be conducted in accordance with the requirements of Rule 5121. Jefferies LLC will not confirm sales of the Notes to any account over which it exercises discretionary authority without the prior written specific approval of the customer.

LEGAL MATTERS

In the opinion of Sidley Austin LLP, as counsel to the issuers, when the Notes offered by this pricing supplement have been executed and issued by the issuers and authenticated by the trustee pursuant to the indenture, and delivered against payment as contemplated herein, such Notes will be valid and binding obligations of the issuers, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the Federal laws of the United States, the laws of the State of New York, the General Corporation Law of the State of Delaware and the Delaware Limited Liability Company Act as in effect on the date hereof. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and the genuineness of signatures and certain factual matters, all as stated in the letter of such counsel dated February 1, 2019, which has been filed as Exhibit 5.2 to the Company’s Registration Statement on Form S-3 filed with the Securities and Exchange Commission on February 1, 2019.

EXPERTS

The consolidated financial statements, and the related financial statement schedules, of Jefferies Group LLC incorporated herein by reference to the Annual Report on Form 10-K, and the effectiveness of Jefferies Group LLC and subsidiaries’ internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference. Such consolidated financial statements and financial statement schedules have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements of Jefferies Group LLC and its subsidiaries for the year ended November 30, 2016 incorporated herein by reference to the Annual Report on Form 10-K, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of Jefferies Finance LLC and Subsidiaries incorporated herein by reference to the Annual Report on Form 10-K, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference. Such consolidated financial statements have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

$15,085,000

Jefferies Group LLC

Senior Capped Buffered Notes due October 7, 2020

Linked to the S&P 500® Index

PRICING SUPPLEMENT

October 1, 2019